R.G. Global Lifestyles, Inc.

17751 Mitchell Ave.

Irvine, CA 92614

Tel: (949) 486-6666; Fax: (949) 486-6688

August 30, 2005

United States Securities and Exchange Commission

Attn.: Jeffrey Riedler, Asst. Director

Mail Stop 6010

Washington, D.C. 20549

Re:   RG Global Lifestyles, Inc.
Schedule 14A
Filed July 22, 2005
File No. 000-25488
Response to Comment letter dated August 29, 2005

Gentlemen:

It is the purpose of this letter to provide you with our responses to your further comments regarding our filing of Schedule 14A, as described above.

Schedule 14A-Directors, Nominees for Directors and Officers, page 5:

1.     We have added the disclosure that you have requested concerning Mr. King’s business experience, as follows: “Between October 2000 and June 2004, Mr. King was managing his own business interests overseas.”  This disclosure is inclusive of the period which was the subject of your inquiry, the second half of 2003 and first half of 2004.

2.     Compensation of Officers and Directors, page 7:

•      We have revised our table in the proxy statement to reflect the $15,000 paid to Mr. Bruce Thomsen for consulting services, as disclosed in the Form 10-KSB filing. We regret the omission.

•      We have revised/ corrected the table in the proxy statement to properly reflect that 520,000 shares issued to Mr. Knickerbocker and the 120,000 shares issued to Mr. Budy Hartono were stock based compensation for the fiscal year 2004-2005.  The balance of the shares beneficially owned by Mr. Hartono and Mr. Knickerbocker were not the result of stock based compensation.  The total shares beneficially owned by Mr. Hartono and Mr. Knickerbocker are accurately reflected in the table of beneficial ownership, also on page 7 of the proxy statement.

The Company understands and acknowledges that it is responsible for the adequacy and accuracy of the disclosures in all of its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

R.G. Global Lifestyles, Inc.

William C. Hitchcock, Chief Financial Officer
WCH:wh
Cc: Board of Directors